FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2007

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated May 8, 2007- International KRL Resources Corp. Outlines 2007 Exploration Program for NOR IOCG Project in the Yukon

2.

News Release dated May 31, 2007- International KRL Resources Advised Of Exploration Progress By Golden Harp Resources At Copper Hill Project, Ontario

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: June 9, 2007

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: May 8, 2007

INTERNATIONAL KRL RESOURCES OUTLINES 2007 EXPLORATION PROGRAM FOR NOR IOCG PROJECT IN THE YUKON

Vancouver – Tuesday, May 8, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced its plans for the 2007 field season at its Nor IOCG project (copper-uranium-gold) in the Yukon. Beginning May 15, mobilization of the technical staff, equipment and fuel to Nor will begin. International KRL has secured all the necessary equipment, crews and technical expertise to carry out the diamond drill program and additional exploration at Nor this season.

The diamond drill program will begin at its high priority uranium target where grab samples from trenches with visible mineralization have returned values to 4.8% U3O8 in brannerite and which confirm the values (0.8% to 4% U3O8) received by Getty Minerals in float in the same area (M.H. Sanguinetti Summary Report Nor Project for Getty Minerals, 1977). Additional untested uranium targets have been identified by coincident geophysical and geochemical anomalies at the southern end of the property and will also be investigated.

The diamond drill program will then move to the contact area between the Wernecke Breccia and the Fairchild Lake Group rocks where four of nine holes in the 2006 drill program (previously reported November 7, 2006) intersected copper values from 0.25 to 1.6% in bornite, malachite and chalcopyrite. The alteration area around these holes is extensive and the contact between the two rock types represents a priority target area which the Company will continue to evaluate.

In addition to the drill program, the Company plans to conduct a radiometric survey as well as a high-resolution magnetic survey to delineate the alteration zones and the known uranium and copper mineralization. These techniques will expand on previous surveys by providing additional detail and vectoring in more precisely on the extensive geophysical and geochemical anomalies.

Further exploration initiatives include prospecting and mapping program over the extensive claim group that was added to the Nor package at the end of last season. The Company doubled its claim block from 236 to 448 claims as the season ended in 2006. The property now covers 23,127 acres (9,363 hectares). The Nor property is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, copper and gold. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

The Company is exhibiting at the Hard Assets Resource Investor Conference in New York, May 14 and May 15 at the Marriott Marquis Hotel Times Square. Please visit Booth 921.

ON BEHALF OF THE BOARD

"Seamus Young”

________________
Seamus Young

President and CEO

For Further Information Contact:
International KRL Resources Corp.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: May 31, 2007

INTERNATIONAL KRL RESOURCES ADVISED OF EXPLORATION PROGRESS BY GOLDEN HARP RESOURCES AT COPPER HILL PROJECT, ONTARIO

Thursday, May 31, 2007 - International KRL Resources Corp. (the “Company”) (TSX-V:IRK) today announced that recent exploration work undertaken by its subsidiary Golden Harp Resources Inc. (“GHR”) has generated a number of new gold and base metal drill targets on several areas of GHR’s 56 square mile land package on the Larder Lake Break in the Abitibi Greenstone Belt of Northern Ontario.

While GHR has been working to complete the corporate steps to becoming a publicly traded company, it has concurrently undertaken these exploration programs for drill target generation. GHR will commence an extensive exploration and drill program once the company has met its corporate milestones.

GHR has undertaken a number of preliminary exploration programs beginning with a Mobile Metal Ions (MMI) soil sampling survey over the Cook zone on the property. The survey consisted of approximately 700 samples to delineate priority target areas associated with known geophysical anomalies.  SGS Mineral Services analyzed the samples. Interpretation of the data from phase 1 was completed by Dr. Mark Fedikow, P.Geo. The interpretation of the results from this survey combined with historical work done by International KRL generated a number of new diamond drill targets within a known gold bearing trend.

GHR also undertook an airborne VTEM survey, conducted by Geotech Ltd., to further evaluate the under-explored nickel and base metal occurrences in Knight and Natal Townships.  A number of geophysical anomalies were identified. Geotech and Ian Johnson, P.Geo further interpreted the geophysical results and isolated additional diamond drill targets. A number of these geophysical anomalies are hosted in a suite of komatiitic volcanics. This same suite of komatiites hosts the known historical nickel occurrences on the property. In light of the new nickel discovery by Golden Chalice Resources in similar lithology in Langmuir Township, Timmins area, GHR will re-prioritize a number of prospective nickel targets for future drilling. Golden Chalice’s nickel discovery is located approximately 36 miles due north of GHR’s property.

Kevin Filo, P. Geo Senior Consulting Geologist, for Golden Harp Resources Inc. is the Qualified Person with respect to the technical information in this news release.

In June 2006, International KRL received 10 million common shares of Golden Harp Resources Inc. in return for the sale of the property valued at $3.2 million. International KRL currently owns in excess of 65% of the issued shares of GHR. Through a reduction of stated capital, International KRL Resources Corp. plans to distribute its GHR shares on a pro rata basis to the shareholders of International KRL once it receives BC Supreme Court Approval to restate its capital. This is expected to occur after GHR becomes a reporting issuer and begins trading on a Canadian Exchange. The record date for the distribution will be set after the Court approval to distribute the Golden Harp Resources shares.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

ON BEHALF OF THE BOARD

“Judith Mazvihwa”

Judith T. Mazvihwa

CFO and Director

For Further Information Please Contact:
International KRL Resources Corp.
Judith T. Mazvihwa, CFO

T: 604-689-0299 E: jmazvihwa@krl.net

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772